SECURITIES AND EXCHANGE COMMISSION
                             Washington DC 20549



                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the quarterly period ended June 30, 1998




                             GENTIA SOFTWARE PLC

                                Tuition House
                               St George's Road
                                  Wimbledon
                               London SW19 4EU
                                United Kingdom
                   (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F   X           Form 40-F
                -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                     No          X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      82-   N.A.

                              Page 1 of 16 Pages

                       Exhibit Index Appears on Page 12

                             GENTIA SOFTWARE PLC
                                   Form 6-K


                              TABLE OF CONTENTS

                                                                               Page
Financial Information:

Condensed Consolidated Balance Sheets as of June 30, 1998 (Unaudited)
and December 31, 1997 (Audited)                                                  3

Condensed Consolidated Statements of Operations for the three and six months
ended June 30, 1998 and 1997 (Unaudited)                                         4

Condensed Consolidated Statements of Cash Flows for the six months
ended June 30, 1998 and 1997 (Unaudited)                                         5

Notes to Condensed Consolidated Financial Statements (Unaudited)                 6

Management's Discussion and Analysis of Financial Condition and Results of
Operations.                                                                      8

Exhibit    Index                                                                12
Exhibit A. Second Quarter Press Release                                         13

                             GENTIA SOFTWARE PLC
                    Condensed Consolidated Balance Sheets

                                                                           June 30   December 31
                                                                             1998        1997
                                                                          ---------- ------------
                                                                          (unaudited)  (audited)
                                                                               (in thousands)

                                                                              US$        US$
Assets
   Current assets:
        Cash and cash equivalents ............................             $ 13,455    $ 20,332
        Accounts receivable, net of allowance $1,338
          ( Dec 31, 1997 - $1,819) ...........................               11,223       7,758
        Prepaid expenses and other current assets ............                2,358       1,921
        Deferred taxes .......................................                  247         285
                                                                           --------    --------
Total current assets .........................................             $ 27,283    $ 30,296


   Property and equipment, net ...............................                2,425       2,037
   Goodwill on acquisition, net of amortization of $724
     (Dec 31, 1997 - $494) ...................................                5,404       3,602
   Deferred taxes ............................................                  459         459
                                                                           --------    --------
Total assets .................................................             $ 35,571    $ 36,394
                                                                           ========    ========


Liabilities and shareholders' equity

   Current liabilities:
        Current portion of lease obligations .................             $     89    $    105
        Accounts payable .....................................                2,989       1,743
        Accrued liabilities ..................................                1,402       1,337
        Deferred revenues ....................................                4,710       3,630
        Other accounts payable ...............................                1,319       1,337
                                                                           --------    --------
Total current liabilities                                                  $ 10,509    $  8,152

   Non current liabilities:
        Deferred taxation ....................................                  274         274
        Long-term portion of lease obligations ...............                   92         109
                                                                           --------    --------
Total liabilities ............................................             $ 10,875    $  8,535

   Shareholders' equity:
        Ordinary shares ......................................                2,416       2,300
        Additional paid-in capital ...........................               28,783      27,406

        Retained earnings ....................................               (5,789)     (1,236)
        Cumulative translation adjustment ....................                 (714)       (611)
                                                                           --------    --------
Total shareholders' equity ...................................             $ 24,696    $ 27,859
                                                                           --------    --------

Total liabilities and shareholders' equity ...................             $ 35,571    $ 36,394
                                                                           ========    ========

                             GENTIA SOFTWARE PLC
                Condensed Consolidated Statement of Operations
                                  (Unaudited)


                                           Three months ended       Six months ended
                                         ----------------------  ----------------------
                                         June 30,     June 30,    June 30,     June 30,
                                           1998         1997        1998         1997
                                        ---------    ---------    ---------    ---------
                                            (in thousands, except per share amounts)

                                             US$         US$          US$         US$
Revenues:
     License ..........................     $4,779      $5,018      $7,657      $8,974
     Services and other ...............      2,960       3,088       5,999       6,133
                                          --------    --------    --------    --------
                                             7,739       8,106      13,656      15,107

Cost of revenues:
     License ..........................        472         116         547         283
     Services and other ...............      2,045       1,662       3,827       3,177
                                          --------    --------    --------    --------
                                             2,517       1,778       4,374       3,460

Gross profit ..........................      5,222       6,328       9,282      11,647

Operating expenses:
     Sales and marketing ..............      4,175       3,591       8,290       6,705
     Research and development .........      2,034       1,005       3,673       2,220
     General and administrative .......      1,021       1,163       2,103       2,280
     Goodwill amortization ............        128          91         230         179
                                          --------    --------    --------    --------
         Total operating expenses .....      7,358       5,850      14,296      11,384

Income (loss) from operations .........     (2,136)        478      (5,014)        263

Other income ..........................       (215)       (295)       (461)       (598)
                                          --------    --------    --------    --------
Income (loss) before
provision for taxes ...................     (1,921)        773      (4,553)        861
     Provision for income taxes .......         --        (229)         --        (258)
                                          --------    --------    --------    --------
Net income (loss) .....................    ($1,921)       $544     ($4,553)       $603
                                          ========    ========    ========    ========


     Basic income (loss) per share ....     ($0.19)      $0.06      ($0.47)      $0.07
     Diluted income (loss) per share ..     ($0.19)      $0.05      ($0.47)      $0.05

     Shares used to compute basic EPS .      9,869       9,015       9,753       9,010
     Shares used to compute diluted EPS      9,869      10,900       9,753      11,043


                            See accompanying notes

                             GENTIA SOFTWARE PLC
               Condensed Consolidated Statements of Cash Flows
                                 (Unaudited)


                                                                    Six months ended
                                                           ---------------------------------
                                                                   June 30,     June 30,
                                                                     1998         1997
                                                           ---------------    --------------
                                                                     (in thousands)

                                                                     US$          US$
Cash flows from operating activities

    Net income (loss) .........................................    $(4,553)       $603

    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation ..........................................        483         388
        Goodwill ..............................................        230         179
        Changes in operating assets and liabilities:
          Accounts receivable .................................     (2,984)     (1,611)
          Provision for bad debts .............................       (481)        (57)
          Prepaid expenses and other receivables ..............       (437)     (1,036)
          Accounts payable ....................................      1,246        (414)
          Accrued liabilities and other expenses ..............         85        (703)
          Deferred revenues ...................................      1,080          12
                                                                  --------    --------
Net cash used in operating activities .........................     (5,331)     (2,639)
                                                                  --------    --------

Cash flows from investing activities:

        Costs of acquisition ..................................     (1,032)        (52)
        Purchases of assets ...................................       (871)       (644)
                                                                  --------    --------
Net cash used in investing activities .........................     (1,903)       (696)
                                                                  --------    --------

Cash flows from financing activities:

        Net proceeds on shares issued .........................        493         124
        Repayment of capital lease obligations ................        (33)        (94)
                                                                  --------    --------
Net cash provided by financing activities .....................        460          30

    Effect of exchange rate changes on cash ...................       (103)       (179)
                                                                  --------    --------

    Net decrease in cash ......................................     (6,877)     (3,484)

    Cash at beginning of period ...............................     20,332      25,228
                                                                  --------    --------

    Cash at end of period .....................................    $13,455     $21,744
                                                                  ========    ========



                            See accompanying notes

                             GENTIA SOFTWARE PLC

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 (Unaudited)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company develops, markets and supports high performance networked business intelligence software for business planning and decision making. The Company's software products employ a multidimensional database and a highly flexible end user environment which empowers business managers throughout a networked enterprise to perform, report and share complex analyses of business data. Gentia enables the enterprise-wide integration of structured and unstructured data contained in operational databases, data warehouses and external data sources and allows users to perform on-line analytical processing through a highly integrated, scalable, networked system. Gentia users can also employ automated agents to analyze, update and monitor key business performance indicators, rapidly perform scenario analyses and distribute information to users throughout the enterprise.

On December 19, 1997, the Company signed a joint development and marketing agreement with Renaissance Solutions, Inc., the originators and leading practitioners of "Balanced Scorecard" to jointly develop and market a software product called "Renaissance Balanced Scorecard powered by Gentia". This application enables the automatic deployment of balanced scorecards throughout an organization, leveraging the distributed and scalable nature of the underlying Gentia technology. Because corporate Balanced Scorecards are likely to be deployed across company Intranets, the Company has produced a web enabled version of the application which runs on Internet browsers, making extensive use of emerging HTML and Java based technologies. The Renaissance Agreement represents an initial step in the Company's shift to `solutions based' product offerings.


Basis of Presentation

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.


Interim Financial Information

The financial information at June 30, 1998 and for the three and six months ended June 30, 1998 and 1997 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three and six months period ended June 30, 1998 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1997 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 1997.


Principles of Consolidation

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant inter company accounts and transactions have been eliminated.

                             GENTIA SOFTWARE PLC

                                 (Unaudited)


Foreign Exchange

Transactions in foreign currencies are translated into U.S. dollars at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statement of operations.

Results of operations of subsidiaries which have their local currencies as the functional currency are translated into U.S. dollars at the average rates for the relevant period, while assets and liabilities are translated using current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.


Per Share Information

Net income per share information is computed based on the weighted average number of shares outstanding as prescribed in SFAS128.


2 LITIGATION

The Company is involved in one legal action arising in relation to patents in the United States. While the outcome of this matter is currently not determinable, the Company is vigorously pursuing its defense and is confident that it will prevail in the litigation.


3 ACQUISITION

In May 1998, the Company acquired the issued share capital of Technical and Computer Management Services Ltd, a U.K. Company, and its U.S. subsidiary Technical and Computer Management Services LLC in consideration of $1.0 million cash and 166,667 Ordinary Shares valued at approximately $1.0 million. TCMS is a technical consulting firm with extensive experience in the implementation of enterprise-wide, web-based analytical applications using Gentia technology. The acquisition was accounted for under the purchase method and resulted in the recording of approximately $2.0 million in identified intangibles and goodwill. It is Company policy to amortize intangible assets and goodwill on a straight-line basis over their useful lives. The goodwill and intangible assets acquired in this transaction is being amortized over its useful life of 10 years.

                               GENTIA SOFTWARE PLC

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations
            for the three and six months ended June 30, 1998 and 1997


Three months ended June 30, 1998 and 1997.

Revenues

Revenues were $7.7 million in the three months ended June 30, 1998, a decrease of 4.5% compared to revenues of $8.1 million for the three months ended June 30, 1997. License revenues were $4.8 million in the three months ended June 30, 1998, a decrease of 4.8% over license revenues of $5.0 million for the three months ended June 30, 1997. Services and other revenues were $3.0 million in the three months ended June 30, 1998, a decrease of 4.1% when compared to $3.1 million for the three months ended June 30, 1997. The year over year decrease in revenues reflected the Company's continuing transition from being a "purely technology" led to a "solutions led" software provider. Compared to the three months ended March 31, 1998, revenues for the three months ended June 30, 1998 increased 30.8% and license revenues increased 66.1%.

Gross Profit

Gross profit was $5.2 million or 67.5% for the three months ended June 30, 1998, compared to $6.3 million or 78.1% for the three months ended June 30, 1997. The decrease in gross margin was primarily due to higher commissions paid to third parties and increased consultancy costs due to the acquisition of TCMS.

Sales and Marketing

Sales and marketing costs were $4.2 million in the three months ended June 30, 1998, an increase of 16.3% compared to $3.6 million in the three months ended June 30, 1997. The increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization.

Research and Development

Research and development costs were $2.0 million in the three months ended June 30, 1998; an increase of 102.4% compared to $1.0 million in the three months ended June 30, 1997. The increase is primarily due to further resources being utilized in the Company's development program, especially the continued development of the Balanced Scorecard application as well as legal and investigative costs relating to patents. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so.

General and Administrative

General and administrative costs were $1.0 million in the three months ended June 30, 1998; a decrease of 12.2% compared to $1.2 million in the three months ended June 30, 1997.

Other Income (Expenses)

Other income was $215,000 in the three months ended June 30, 1998 compared to $295,000 in the three months ended June 30, 1997. Other income arose primarily due to interest income on funds received from the Company's Initial Public Offering completed on April 30, 1996.

                               GENTIA SOFTWARE PLC

   Management's Discussion and Analysis of Financial Condition and Results of
                             Operations (Continued)



Six months ended June 30, 1998 and 1997

Revenue

Revenues were $13.7 million in the six months ended June 30, 1998, a decrease of 9.6% compared to revenues of $15.1 million for the six months ended June 30, 1997. License revenues were $7.7 million in the six months ended June 30, 1998, a decrease of 14.7% over license revenues of $9.0 million for the six months ended June 30, 1997. Services and other revenues were $6.0 million in the six months ended June 30, 1998, a decrease of 2.2% compared to $6.1 million for the six months ended June 30, 1997. The decrease in revenues reflected the Company's transition from being a "purely technology" led to a "solutions" led software provider.

Gross Profit

Gross profit was $9.3 million or 68.0% for the six months ended June 30, 1998, compared to $11.6 million or 77.1% for the six months ended June 30, 1997. The decrease in gross profit was primarily due to increased sales commission to third parties and increased consultancy costs.

Sales and Marketing

Sales and marketing costs were $8.3 million in the six months ended June 30, 1998, an increase of 23.6% compared to $6.7 million in the six months ended June 30, 1997. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization.

Research and Development

Research and development costs were $3.7 million the six months ended June 30, 1998, an increase of 65.4% compared to $2.2 million in the six months ended June 30, 1997. The increase is primarily due to further resources being utilized in the Company's development program, especially the continued development of the Balanced Scorecard application as well as legal and investigative costs relating to patents. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so.

General and Administrative

General and administrative costs were $2.1 million in the six months ended June 30, 1998, a decrease of 7.8% compared to $2.3 million in the six months ended June 30, 1997.

Other Income

Other income was $461,000 in the six months ended June 30, 1998 compared to $598,000 in the six months ended June 30, 1997. Other income arose primarily due to interest income in funds received from the Company's Initial Public Offering completed on April 30, 1996.

                               GENTIA SOFTWARE PLC

   Management's Discussion and Analysis of Financial Condition and Results of
                             Operations (Continued)


Liquidity and Capital Resources

As of June 30, 1998, the Company had cash and cash equivalents of $13.5 million.

Accounts receivable at June 30, 1998 were $11.2 million, an increase of 44.7% compared to December 31, 1997 reflecting the renewed growth in sales. In the six months ended June 30, 1998, the Company's operating activities consumed cash of $5.3 million compared to a utilization of cash of $2.6 million in the six months ended June 30, 1997. This was primarily due to the loss for the six months ended June 30, 1998 and the increase in accounts receivable as described above.

Investing activities consumed cash of $1.9 million in the six months ended June 30, 1998 compared to $696,000 in the six months ended June 30, 1997. In May 1998, the Company acquired the issued share capital of Technical and Computer Management Services Ltd and its subsidiary Technical and Computer Management Services LLC in consideration of $1.0 million cash and 166,667 Ordinary Shares valued at approximately $1.0 million. In the six months ending June 30, 1998 the company had invested $871,000 in the purchase of assets, predominantly computer equipment.

Financing activities generated $460,000 in the six months ended June 30, 1998 compared to $30,000 in the six months ended June 30, 1997. During the six months ended June 30, 1998 the company received $493,000 on the exercise of share options.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the six months ended June 30, 1998, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GENTIA SOFTWARE plc





                                      By:

                                         George F Sprenkle
                                         Chief Financial Officer


Date: 31 July 1998

EXHIBIT INDEX


                                                     Page
Exhibit 99   Second Quarter Press Release - (1998)   12-16